Exhibit 3.2

CERTIFICATE OF DESIGNATIONS

OF

6.150% FIXED-TO-FLOATING RATE

NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

OF

AIR LEASE CORPORATION

Pursuant to Section 151 of the

Delaware General Corporation Law

Air Lease Corporation, a Delaware corporation (the “Corporation”), hereby certifies that:

In accordance with the resolutions of the Board of Directors of the Corporation (the “Board of Directors”), adopted by unanimous written consent dated as of February 25, 2019, the provisions of the Restated Certificate of Incorporation and the Fourth Amended and Restated Bylaws of the Corporation and applicable law, a Pricing Committee of the Board of Directors, at a meeting duly called and held on February 26, 2019, adopted the following resolution creating a series of preferred stock of the Corporation designated as “6.150% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A”:

“NOW, THEREFORE, BE IT RESOLVED, that the issuance, offering and sale of preferred stock, par value $0.01 per share, with a liquidation preference of $25.00 per share, in the aggregate, of up to 10,000,000 shares, is hereby approved on the following terms and with the following designations, powers, preferences and rights:

Section 1.    Designation. The distinctive serial designation of such series is “6.150% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A” (“Series A Preferred Stock”). Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock, except that shares of Series A Preferred Stock issued after March 5, 2019 (the “Original Issue Date”) shall accrue dividends from the date they are issued.

Section 2.    Number of Authorized Shares. The number of authorized shares of Series A Preferred Stock shall initially be 10,000,000; provided, however, that any additional shares of Series A Preferred Stock must be deemed to form a single series with Series A Preferred Stock issued pursuant to this Certificate of Designations. Such number may from time to time be increased (but not in excess of the then authorized limit of shares of preferred stock, less all shares of any other series of preferred stock authorized at the time of such increase) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by resolution of the Board of Directors (or a duly authorized committee of the Board of Directors), without the vote or consent of the holders of Series A Preferred Stock. Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock, except for the issue price, date of issuance, and, if applicable, the initial dividend payment date. Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of preferred stock undesignated as to series. The Corporation shall have the authority to issue fractional shares of Series A Preferred Stock.

Section 3.    Definitions. As used herein with respect to Series A Preferred Stock:

(a)    “Adjustments” has the meaning set forth in the definition of “Three-Month LIBOR.”

(b)    “Alternative Rate” has the meaning set forth in the definition of “Three-Month LIBOR.”

(c)    “Amended and Restated Bylaws” means the fourth amended and restated bylaws of the Corporation, as it may be amended from time to time.

(d)    “Board of Directors” has the meaning set forth in the Preamble.

(e)    “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

(f)    “Calculation Agent” means, at any time, the Corporation, an entity affiliated with the Corporation, or the person or entity appointed by the Corporation pursuant to a calculation agent agreement between the Corporation and a calculation agent and serving as such agent with respect to Series A Preferred Stock at such time (including any successor to such person or entity). Deutsche Bank Trust Company Americas will be the calculation agent for Series A Preferred Stock as of the Original Issue Date.

(g)    “Certificate of Designations” means this Certificate of Designations relating to Series A Preferred Stock, as it may be amended or supplemented from time to time.

(h)    “Certificate of Incorporation” means the restated certificate of incorporation of the Corporation, as it may be amended from time to time, and shall include this Certificate of Designations.

(i)    “Common Stock” means, collectively, the Class A common stock, par value $0.01 per share, and the Class B Non-Voting Common Stock, par value $0.01 per share, of the Corporation.

(j)    “Corporation” has the meaning set forth in the Preamble.

(k)    “Current Methodology” has the meaning set forth in the definition of “Rating Agency Event.”

(l)    “Dividend Determination Date” means, with respect to a Dividend Period during the Floating-Rate Period, the second London Banking Day prior to the beginning of such Dividend Period.

(m)    “Dividend Parity Stock” means any class or series of stock of the Corporation that ranks on parity with Series A Preferred Stock in the payment of current dividends.

(n)    “Dividend Payment Date” has the meaning set forth in Section 4(a).

(o)    “Dividend Period” means each period from and including a Dividend Payment Date (except that the initial Dividend Period shall commence on and include the Original Issue Date of Series A Preferred Stock) and continuing to, but excluding, the next succeeding Dividend Payment Date.

(p)    “DTC” means The Depository Trust Company.

(q)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(r)    “Fixed-Rate Period” means the period from the Original Issue Date to, but excluding March 15, 2024.

(s)    “Floating-Rate Period” means the period from, and including, the Dividend Payment Date on March 15, 2024 and continuing to, but excluding, the first date, if any, as of which all shares of Series A Preferred Stock have been redeemed.

(t)    “IFA” has the meaning set forth in the definition of “Three-Month LIBOR.”

(u)    “Junior Stock” means the Common Stock and any other class or series of capital stock of the Corporation that ranks junior to Series A Preferred Stock either as to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or as to the distribution of assets upon the liquidation, dissolution or winding up of the Corporation.

(v)    “LIBOR Event” has the meaning set forth in the definition of “Three-Month LIBOR.”

(w)    “Liquidation Preference” has the meaning set forth in Section 5.

(x)    “Liquidation Preference Junior Stock” means any class or series of stock of the Corporation that ranks junior to Series A Preferred Stock in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(y)    “Liquidation Preference Parity Stock” means any class or series of capital stock of the Corporation that ranks on parity with Series A Preferred Stock in the distribution of assets on the liquidation, dissolution or winding up of the Corporation.

(z)    “London Banking Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

(aa)    “Nonpayment” has the meaning set forth in Section 7(b).

(bb)    “Original Issue Date” has the meaning set forth in Section 1.

(cc)    “Preferred Stock Directors” has the meaning set forth in Section 7(b).

(dd)    “Rating Agency Event” means that any “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act that then publishes a rating for the Corporation amends, clarifies or changes the methodology or criteria that it employed for purposes of assigning equity credit to securities such as the Series A Preferred Stock on the Original Issue Date of Series A Preferred Stock (the “Current Methodology”), which amendment, clarification or change either (i) shortens the period of time during which equity credit pertaining to Series A Preferred Stock would have been in effect had the Current Methodology not been changed or (ii) reduces the amount of equity credit assigned to the Series A Preferred Stock as compared with the amount of equity credit that such rating agency had assigned to the Series A Preferred Stock as of the Original Issue Date.

(ee)    “Reuters Page LIBOR01” means the display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or on any similar, successor or substitute page of such service, or any successor to or substitute for such service providing rate quotations comparable to those currently provided on such page of such service, as determined by the Corporation from time to time for purposes of providing quotations of interest rates applicable to U.S. dollar deposits in the London interbank market) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

(ff)    “Series A Preferred Stock” has the meaning set forth in Section 1.

(gg)    “Stated Amount” means, in respect of Series A Preferred Stock, $25.00 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Certificate of Incorporation or applicable certificate of designations (including, in the case of any series that does not use the words “stated amount,” the specified amount of any preference upon the voluntary or involuntary liquidation, dissolution or winding up, without regard to any unpaid dividends that may also be included in the liquidation preference with respect to such shares).

(hh)    “Three-Month LIBOR” means, for each Dividend Determination Date related to the Floating-Rate Period, the rate determined by the Calculation Agent as follows:

(i)    The rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months that appears on Reuters Page LIBOR01 (as defined herein) as of 11:00 a.m., London time, on that Dividend Determination Date. If no such rate appears, then Three-Month LIBOR, in respect of that Dividend Determination Date, will be determined in accordance with the provisions described in (ii) below.

(ii)    With respect to a Dividend Determination Date on which no rate appears on Reuters Page LIBOR01, the Corporation will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the Corporation, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related Dividend Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Dividend Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then three-month LIBOR on that dividend determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then Three-Month LIBOR on the Dividend Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the Dividend Determination Date by three major banks in The City of New York (which may include affiliates of the underwriters) selected by the Corporation for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related dividend reset date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, Three-Month LIBOR on the Dividend Determination Date will be the arithmetic mean of such rates.

(iii)    Notwithstanding clauses (i) and (ii) above, if the Corporation, in its sole discretion, determines that Three-Month LIBOR has been permanently discontinued or is no longer viewed as an acceptable benchmark for securities like the Series A Preferred Stock, and the Corporation has notified the Calculation Agent of such determination (a “LIBOR Event”), the Calculation Agent will use, as directed by the Corporation, as a substitute for Three-Month LIBOR (the “Alternative Rate”) for each future Dividend Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for Three-Month LIBOR. As part of such substitution, the Calculation Agent will, as directed by the Corporation, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, Dividend Determination Dates and related provisions and definitions (“Adjustments”), in each case that are consistent with market practice for the use of such Alternative Rate. Notwithstanding the foregoing, if the Corporation determines that there is no alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for Three-Month LIBOR, the Corporation may, in its sole discretion, appoint an independent financial advisor (“IFA”) to determine an appropriate Alternative Rate and any Adjustments, and the decision of the IFA will be binding on the Corporation, the Calculation Agent and the holders of Series A Preferred Stock. If on any Dividend Determination Date during the Floating-Rate Period (which may be the first Dividend Determination Date of the Floating-Rate Period) a LIBOR Event has occurred prior to such Dividend Determination Date and for any reason an Alternative Rate has not been determined or there is no such market practice for the use of such Alternative Rate (and, in each case, an IFA has not determined an appropriate Alternative Rate and Adjustments or an IFA has not been appointed) as of such Dividend Determination Date, then commencing on such Dividend Determination Date the dividend rate, Business Day convention and manner of calculating dividends applicable during the Fixed-Rate Period will be in effect for the applicable Dividend Period and will remain in effect during the remainder of the Floating-Rate Period.

The establishment of Three-Month LIBOR for each Dividend Period by the Calculation Agent (including, for the avoidance of doubt, at the direction of the Corporation in the case of clause (iii)) or IFA, as applicable, shall (in the absence of manifest error) be final and binding. For the avoidance of doubt, any adjustments made pursuant to clause (iii) of the definition of “Three-Month LIBOR” shall not be subject to the vote or consent of the holders of Series A Preferred Stock.

(ii)    “Transfer Agent” means the transfer agent with respect to Series A Preferred Stock, which shall be American Stock Transfer & Trust Company, LLC as of the Original Issue Date, and its successor, including any successor transfer agent appointed by the Corporation.

(jj)    “Voting Preferred Stock” means any other class or series of preferred stock of the Corporation ranking equally with Series A Preferred Stock as to dividends (whether cumulative or non-cumulative) and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation and upon which like voting rights to Series A Preferred Stock have been conferred and are exercisable. Whether a plurality, majority or other portion of the shares of Series A Preferred Stock and any other Voting Preferred Stock have been voted in favor of any matter shall be determined by reference to the Liquidation Preference of the shares voted.

Section 4.    Dividends.

(a)    Rate. Holders of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors (or a duly authorized committee of the Board of Directors), only out of funds legally available therefor, non-cumulative cash dividends as follows:

(i)    for each Dividend Period during the Fixed-Rate Period, dividends will be payable on the Stated Amount per share at a rate of 6.150% per annum, payable quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2019; and

(ii)    for each Dividend Period during the Floating-Rate Period, dividends will be payable on the Stated Amount per share at a rate equal to the Three-Month LIBOR for such Dividend Period plus 3.650% per annum, reset quarterly, payable quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2024, subject to potential adjustment as provided in clause (iii) of the definition of Three-Month LIBOR.

Each date on which dividends are payable pursuant to the foregoing clauses (i) and (ii), subject to adjustment as provided below, is a “Dividend Payment Date”, and dividends for each Dividend Payment Date are payable with respect to the Dividend Period (or portion thereof) ending on the day preceding such respective Dividend Payment Date, in each case to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than 30 nor less than 10 days preceding such Dividend Payment Date fixed for that purpose by the Board of Directors (or a duly authorized committee of the Board of Directors) in advance of payment of each particular dividend.

(b)    Business Day Convention. If any date on or before March 15, 2024 that would otherwise be a Dividend Payment Date is not a Business Day, then such date will nevertheless be a Dividend Payment Date, but dividends on Series A Preferred Stock, when, as and if declared, will be paid on the next succeeding Business Day (without adjustment in the amount of the dividend per share of Series A Preferred Stock). If any date after March 15, 2024 that would otherwise be a Dividend Payment Date is not a Business Day, then the next succeeding Business Day will be the applicable Dividend Payment Date and dividends on Series A Preferred Stock, when, as and if declared, will be paid on such next succeeding Business Day, unless such day falls in the next calendar month, in which case the Dividend Payment Date will be brought forward to the immediately preceding day that is a Business Day, subject to potential adjustment as provided in clause (iii) of the definition of Three-Month LIBOR.

(c)    Dividend Computation. The amount of the dividend per share of Series A Preferred Stock for each Dividend Period (or portion thereof) in the Fixed-Rate Period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of the dividend per share of Series A Preferred Stock for each Dividend Period (or portion thereof) in the Floating-Rate Period will be calculated based on the actual number of days in the Dividend Period and a 360-day year, subject to potential adjustment as provided in clause (iii) of the definition of Three-Month LIBOR.

(d)    Dividends Non-cumulative. Dividends on shares of Series A Preferred Stock are not cumulative and are not mandatory. Holders of Series A Preferred Stock shall not be entitled to receive any dividends not declared by the Board of Directors (or a duly authorized committee of the Board of Directors) and no interest, or sum of money in lieu of interest or dividends, shall be payable in respect of any dividend not so declared. Holders of Series A Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Series A Preferred Stock as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).

(e)    Priority of Dividends and Redemption and Repurchase of Junior Stock. So long as any share of Series A Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series A Preferred Stock for the most recently completed Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, (i) no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, (ii) no shares of Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly and (iii) no shares of Dividend Parity Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, other than, in each case:

(i)    repurchases, redemptions or other acquisitions of shares of Junior Stock as a result of (x) a reclassification of Junior Stock for or into other Junior Stock, (y) the exchange or conversion of one or more shares of Junior Stock for or into one or more shares of Junior Stock or (z) the purchase of fractional interests in shares of Junior Stock under the conversion or exchange provisions of Junior Stock or the security being converted or exchanged;

(ii)    repurchases, redemptions or other acquisitions of shares of Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock;

(iii)    repurchases, redemptions or other acquisitions of shares of Junior Stock in connection with (x) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or (y) a dividend reinvestment or stockholder stock purchase plan;

(iv)    any declaration of a dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant to the plan;

(v)    any dividend paid on Junior Stock in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or is other Junior Stock; or

(vi)    any pro rata purchase or pro rata exchange of all or a pro rata portion of Series A Preferred Stock and any Dividend Parity Stock pursuant to an offer made on the same terms to holders of all shares of Series A Preferred Stock and to holders of all shares of any Dividend Parity Stock.

If the Board of Directors (or a duly authorized committee of the Board of Directors) elects to declare only partial instead of full dividends for a dividend payment date and related dividend period on the shares of Series A Preferred Stock or any Dividend Parity Stock (which terms include, in the case of Series A Preferred Stock, the Dividend Payment Dates and Dividend Periods provided for herein), then, to the extent permitted by the terms of Series A Preferred Stock and each outstanding series of Dividend Parity Stock, such partial dividends shall be declared on shares of Series A Preferred Stock and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods. To the extent a dividend period with respect to Series A Preferred Stock or any series of Dividend Parity Stock (in either case, the “first series”) coincides with more than one dividend period with respect to another series as applicable (in either case, a “second series”), then, for purposes of this paragraph the Board of Directors (or a duly authorized committee of the Board of Directors) may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the second series, or may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to Series A Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and Series A Preferred Stock.

Subject to the foregoing, dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors (or a duly authorized committee of the Board of Directors) may be declared and paid on any Common Stock or other Junior Stock from time to time out of any funds legally available therefor, and the shares of Series A Preferred Stock shall not be entitled to participate in any such dividend.

Section 5.    Liquidation Rights.

(a)    Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Liquidation Preference Junior Stock, holders of Series A Preferred Stock will be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders (i.e., after satisfaction of all of the Corporation’s liabilities to creditors, if any) an amount equal to the Stated Amount, plus any dividends that have been declared but not paid prior to the date of payment of distributions to stockholders, without regard to any undeclared dividends (the “Liquidation Preference”).

(b)    Partial Payment. If the assets of the Corporation are not sufficient to pay the Liquidation Preference in full to all holders of Series A Preferred Stock and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of Series A Preferred Stock and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the Corporation other than Series A Preferred Stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder or stock on which dividends accrue on a non-cumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.

(c)    Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series A Preferred Stock and all holders of any Liquidation Preference Parity Stock, the holders of Liquidation Preference Junior Stock will be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d)    Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger, consolidation or other business combination of the Corporation with or into any other corporation, including a transaction in which the holders of Series A Preferred Stock receive cash or property for their shares, or the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 6.    Redemption.

(a)    Optional Redemption. Series A Preferred Stock is perpetual and has no maturity date. The Corporation may, at its option, redeem the shares of Series A Preferred Stock (i) in whole or in part, from time to time, on or after the Dividend Payment Date on March 15, 2024 for cash at a redemption price of the Stated Amount per share or (ii) in whole, but not in part, at any time within 90 days following a Rating Agency Event, for cash at a redemption price of $25.50 per share, in each of cases (i) and (ii), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption (the “redemption date”), without accumulation of any undeclared dividends. The redemption price for any shares of Series A Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent, if the shares of Series A Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable Dividend Payment Date as provided in Section 4 above.

(b)    No Sinking Fund. Series A Preferred Stock are not subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series A Preferred Stock have no right to require redemption of any shares of Series A Preferred Stock.

(c)    Notice of Redemption. Notice of every redemption of shares of Series A Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series A Preferred Stock at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares of Series A Preferred Stock held by such holder are to be redeemed, the number of shares of Series A Preferred Stock to be redeemed from such holder or the method for determining such number; (3) the redemption price; (4) the place or places where certificates for such shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividends on such shares will cease to accrue on and after the redemption date.

(d)    Partial Redemption. In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either on a pro rata basis (as nearly as practicable without creating fractional shares) or by lot. Subject to the provisions hereof, the Board of Directors (or a duly authorized committee of the Board of Directors) shall have full power and authority to prescribe the terms and conditions on which shares of Series A Preferred Stock shall be redeemed from time to time. If the Corporation shall have issued certificates for Series A Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.

(e)    Effectiveness of Redemption. If notice of redemption has been duly given, and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available for that purpose, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of Series A Preferred Stock are issued in certificated form, dividends shall cease to accrue on and after the redemption date for all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption date, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the Corporation’s other funds, and after that time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

Section 7.    Voting Rights.

(a)    General. The holders of Series A Preferred Stock have no voting rights as holders of Series A Preferred Stock except as set forth below or as otherwise required by law.

(b)    Right to Elect Two Directors on Nonpayment of Dividends. Whenever dividends on any shares of Series A Preferred Stock, or any other Voting Preferred Stock, shall have not been declared and paid for the equivalent of six full quarterly Dividend Payments, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of such shares, voting together as a class with holders of any and all other series of Voting Preferred Stock then outstanding, will be entitled to vote for the election of a total of two additional members of the Board of Directors (the “Preferred Stock Directors”), provided that the election of any such directors shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors and provided further that the Board of Directors shall at no time include more than two Preferred Stock Directors. In that event, the number of directors on the Board of Directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of Series A Preferred Stock or of any other series of Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment shall be made by written notice, signed by the requisite holders of Series A Preferred Stock or other Voting Preferred Stock, and delivered to the Secretary of the Corporation in such manner as provided for in Section 9 below, or as may otherwise be required by law.

If and when dividends for at least four consecutive quarterly Dividend Periods following a Nonpayment have been paid in full on Series A Preferred Stock and any other class or series of Voting Preferred Stock, the holders of Series A Preferred Stock and all other holders of Voting Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment), the term of office of each Preferred Stock Director so elected shall automatically terminate and the number of directors on the Board of Directors shall automatically decrease by two. In determining whether dividends have been paid for at least four consecutive quarterly Dividend Periods following a Nonpayment, the Corporation may take account of any dividend it elects to pay for any Dividend Period after the regular Dividend Payment Date for that period has passed. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series A Preferred Stock together with all series of Voting Preferred Stock then outstanding (voting together as a single class) to the extent such holders have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock and all Voting Preferred Stock when they have the voting rights described above (voting together as a single class); provided that the filling of any such vacancy shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors. Any such vote to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting called at the request of the holders of record of at least 20% of Series A Preferred Stock or of any other series of Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

(c)    Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least two-thirds of the shares of Series A Preferred Stock at the time outstanding, voting together as a single class with any other series of preferred stock entitled to vote thereon, to the exclusion of all other series of preferred stock, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

(i)    Amendment of Certificate of Incorporation or Certificate of Designations. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation or this Certificate of Designations that would materially and adversely alter or change the voting powers, preferences or special rights of Series A Preferred Stock, taken as a whole; provided, however, that the amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any class or series of capital stock that does not rank senior to Series A Preferred Stock in either the payment of dividends (whether such dividends are cumulative or non-cumulative) or in the distribution of assets on liquidation, dissolution or winding up of the Corporation shall not be deemed to materially or adversely affect the voting powers, preferences or special rights of Series A Preferred Stock;

(ii)    Authorization of Senior Stock. Any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Corporation ranking senior to Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation; or

(iii)    Share Exchanges, Reclassifications, Mergers and Consolidations and Other Transactions. Any consummation of (x) a binding share exchange or reclassification involving Series A Preferred Stock or (y) a merger or consolidation of the Corporation with another entity (whether or not a corporation), unless in each case (A) the shares of Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the shares of Series A Preferred Stock are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of Series A Preferred Stock, taken as a whole, immediately prior to such consummation.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would materially and adversely affect the rights, preferences, privileges and voting powers, and restrictions and limitations, taken as a whole, of one or more but not all series of Voting Preferred Stock (including Series A Preferred Stock for this purpose), then only the series so affected and entitled to vote shall vote, together as a class, to the exclusion of all other series of preferred stock. If all series of preferred stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above, then only a two-thirds approval of each such series that is materially and adversely affected shall be required.

(d)    Changes Permitted without Consent. Without the consent of the holders of Series A Preferred Stock, the Corporation may amend, alter, supplement or repeal any terms of Series A Preferred Stock:

(i)    to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations for Series A Preferred Stock that may be defective or inconsistent, so long as such action does not materially and adversely affect the rights, preferences, privileges and voting powers of Series A Preferred Stock, taken as a whole;

(ii)    to conform this Certificate of Designations to the description of Series A Preferred Stock set forth in the Company’s final prospectus supplement related to the Series A Preferred Stock, dated February 26, 2019; or

(iii)    to make any provision with respect to matters or questions arising with respect to Series A Preferred Stock that is not inconsistent with the provisions of this Certificate of Designations, including, without limitation, to implement the terms of clause (iii) of the definition of “Three-Month LIBOR” following the occurrence of a LIBOR Event.

(e)    Changes after Provision for Redemption. No vote or consent of the holders of Series A Preferred Stock will be required pursuant to Section 7(b) or (c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Sections, all outstanding shares of Series A Preferred Stock shall have been redeemed, or shall have been called for redemption on proper notice and sufficient funds shall have been set aside by or on behalf of the Corporation for the benefit of the holders of Series A Preferred Stock to effect such redemption, in each case pursuant to Section 6 above, unless in the case of a vote or consent required pursuant to clause (ii) of Section 7(c) above if all outstanding shares of Series A Preferred Stock are being redeemed with the proceeds from the sale of the stock to be authorized.

(f)    Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series A Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors (or a duly authorized committee of the Board of Directors), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Amended and Restated Bylaws, applicable law and any national securities exchange or other trading facility on which Series A Preferred Stock may be listed or traded at the time.

In any matter in which Series A Preferred Stock may vote (as expressly provided in this Certificate of Designations), each share of Series A Preferred Stock shall be entitled to one vote per $25.00 of Liquidation Preference. If Series A Preferred Stock and any other Liquidation Preference Parity Stock is entitled to vote together as a single class on any matter, the holders of each will vote in proportion to their respective Liquidation Preferences.

Section 8.    Record Holders. To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent may deem and treat the record holder of any share of Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 9.    Notices. All notices or communications in respect of Series A Preferred Stock will be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or Amended and Restated Bylaws or by applicable law.

Section 10.    Other Rights. The shares of Series A Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation of the Corporation. The holders of Series A Preferred Stock shall not have any preemptive rights or conversion rights.

Section 11.    Certificates. The Corporation may at its option issue shares of Series A Preferred Stock without certificates. If DTC or its nominee is the registered owner of Series A Preferred Stock, the following provisions of this Section 11 shall apply. If and as long as DTC or its nominee is the registered owner of Series A Preferred Stock, DTC or its nominee, as the case may be, shall be considered the sole owner and holder of all such shares of Series A Preferred Stock of which DTC or its nominee is the registered owner for all purposes under the instruments governing the rights and obligations of holders of shares of Series A Preferred Stock. If DTC discontinues providing its services as securities depositary with respect to the shares of Series A Preferred Stock, or if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, the Corporation shall either print and deliver certificates for the shares of Series A Preferred Stock or provide for the direct registration of Series A Preferred Stock with the Transfer Agent. If the Corporation decides to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary), the Corporation shall print certificates for the shares of Series A Preferred Stock and deliver such certificates to DTC or shall provide for the direct registration of Series A Preferred Stock with the Transfer Agent. Except in the limited circumstances referred to above, owners of beneficial interests in Series A Preferred Stock of which DTC or its nominee is the registered owner:

a)	shall not be entitled to have such Series A Preferred Stock registered in their names;

b)	shall not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in Series A Preferred Stock; and

c)

shall not be considered to be owners or holders of the shares of Series A Preferred Stock for any purpose under the instruments governing the rights and obligations of holders of shares of Series A Preferred Stock.

Section 12.    Restatement of Certificate. On any restatement of the Certificate of Incorporation of the Corporation, Section 1 through Section 11 of this Certificate of Designations shall be included in the Certificate of Incorporation under the heading “6.150% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A” and this Section 12 may be omitted. If the Board of Directors so determines, the numbering of Section 1 through Section 11 may be changed for convenience of reference or for any other proper purpose.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by John L. Plueger, its Chief Executive Officer and President, this 4th day of March, 2019.

AIR LEASE CORPORATION

By:	/s/ John L. Plueger
Name:	John L. Plueger
Title:	Chief Executive Officer and President

[Signature Page to Certificate of Designations]